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SUB-ITEM 77C:  Submission of Matters to a Vote of Security Holders

      On June 25, 2008, a Special Meeting of Shareholders of The Chesapeake Aggressive Growth Fund (the "Aggressive Growth Fund") was held to approve an Agreement and Plan of Reorganization pursuant to which all of the assets of the Aggressive Growth Fund were transferred to The Chesapeake Growth Fund (the "Growth Fund"), and the registrant issued Institutional shares of the Growth Fund to shareholders of the Aggressive Growth Fund. The number of shares of the Aggressive Growth Fund present and voting at the Special Meeting, either in person or by proxy, represented approximately 56.2% of the shares entitled to vote at the Special Meeting.

      The proposal was approved by the shareholders of the Aggressive Growth Fund. The votes cast with respect to the proposal were as follows:

                                Number of Shares
       ------------------------------------------------------------------
               For                   Against                Abstain
       --------------------  ------------------------  ------------------
             415,832                    0                    5,030